Exhibit 5.1

Matthew Browne (858) 550-6045 mbrowne@cooley.com

February 8, 2011

Volcano Corporation

3661 Valley Centre Drive, Suite 200

San Diego, CA 92130

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Volcano Corporation (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of an additional 2,050,000 shares of the Company’s Common Stock, $0.001 par value (the “Shares”), issuable pursuant to the Company’s 2005 Equity Compensation Plan (the “Plan”).

In connection with this opinion, we have examined the Plan, the Registration Statement, the Company’s Certificate of Incorporation and Bylaws, each as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan and the Registration Statement, will be validly issued, fully paid and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

By:	/s/ Matthew Browne
Matthew Browne

910139 v1/HN

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